1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

Alexander C. Karampatsos

alexander.karampatsos@dechert.com
+1 202 261 3402 Direct

July 23, 2025

VIA EDGAR

Ms. Christina DiAngelo Fettig

Ms. Soo Im-Tang

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	iDirect Multi-Strategy Fund, LLC
Registration Statement on Form N-2
File Nos. 333-284656 and 811-24047

Dear Ms. DiAngelo Fettig and Ms. Im-Tang:

This letter responds to a comment that Ms. DiAngelo Fettig conveyed in a telephonic discussion with Alexander C. Karampatsos and Monica R. Patel on May 6, 2025 and comments that Ms. Im-Tang conveyed in a telephonic discussion with Mr. Karampatsos and Ms. Patel on May 15, 2025, with respect to Pre-Effective Amendment No. 1 to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 22, 2025 on behalf of iDirect Multi-Strategy Fund, LLC (the “Fund”), and the Fund’s prior correspondence filing made on April 22, 2025 (the “Prior Correspondence”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement and/or the Prior Correspondence.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 2 to its Registration Statement, which reflects the disclosure changes discussed below.

On behalf of the Fund, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

Accounting Comment

1.	Comment: The Registration Statement includes a definition for “Extraordinary Expenses;” however, the definition does not appear in the Expense Limitation and Reimbursement Agreement (the “Agreement”). Please include the definition in the Agreement.

Response:         The Fund has revised the Agreement accordingly.

Legal Comments

Second Amended and Restated Limited Liability Company Agreement (“LLCA”)

2.	Comment: Section 8.06 of the LLCA states:

“No Member shall commence any proceeding on behalf or for the benefit of the Fund until (i) a written demand has been made upon the Fund to take suitable action, and (ii) 90 days have elapsed from the date the demand was made, or, if the decision whether to reject such demand has been duly submitted to a vote of the Members, 120 days have elapsed from the date the demand was made, unless in either case the Member has earlier been notified that the demand has been rejected.”

Please disclose in an appropriate location in the prospectus these provisions and that these provisions do not apply to claims arising under federal securities laws.

Response:          The Fund has revised the disclosure accordingly.

3.	Comment: Section 8.06 of the LLCA states:

“Any decision by the Board to bring, maintain or settle (or not to bring, maintain or settle) such proceeding, or to vindicate (or not vindicate) any claim on behalf or for the benefit of the Fund, or to submit the matter to a vote of Members, shall be made by a majority of the Independent Managers in their sole business judgment and shall be binding upon the Members, and no suit, proceeding or other action shall be commenced or maintained after a decision to reject a demand.”

Please disclose in an appropriate location in the prospectus these provisions and that these provisions do not apply to claims arising under federal securities laws.

Response:          The Fund has revised the disclosure accordingly.

4.	Comment: Please disclose in an appropriate location in the prospectus the risks associated with the requirement under Section 8.19 of the LLCA for actions by Members related to the Fund to be made exclusively in the state of Delaware, including with respect to claims not made under the federal securities laws (i.e., that shareholders may have to bring suit in an inconvenient or less favorable forum). Also disclose that this does not apply to claims made under the federal securities laws.

Response:         The Fund has revised the disclosure accordingly.

5.	Comment: Section 8.19 of the LLCA states that Members waive the right to trial by jury. Please disclose in an appropriate location in the prospectus this provision.

Response:         The Fund has revised the disclosure accordingly.

Prospectus

Types of Investments and Related Risks

6.	Comment: Given the “Venture Capital Risk” (page 22), if investments in venture capital companies is a principal investment strategy of the Fund, please include a related discussion in the principal investment strategies section.

Response:         The Fund has revised the disclosure accordingly.

Repurchases and Transfers of Shares

7.	Comment: Rule 14e-8 under the Exchange Act prohibits announcements of tender offers without the intention to commence such offers within a reasonable time. Please revise the Registration Statement to limit the discussion of tender offers to general information like how tender offers will be funded, any intended frequency (i.e., quarterly, semi-annually, annually, etc.), the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the Fund to achieve its investment objectives, and potential tax consequences to investors. We believe that specific procedures that the Fund currently intends to follow at the time it makes a tender offer (such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, and when payment will be made) are more appropriate to disclose in the tender offer documents sent to investors when an offer is made.

Response:         The Fund has revised the disclosure accordingly.

8.	Comment: Beginning on page 37, the disclosure lists several bullet points describing circumstances in which the Fund may repurchase or redeem Shares without shareholder consent or other action by the shareholder. Please reinsert the “in accordance with the terms of its LLC Agreement and the 1940 Act, including Rule 23c-2 under the 1940 Act” language that was deleted in Pre-Effective Amendment No. 1.

Response:         The Fund has revised the disclosure accordingly.

Tax Aspects

9.	Comment: With respect to the Fund’s use of subsidiaries, please:

a.	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with each Subsidiary.

b.	Disclose that any investment adviser to a Subsidiary complies with provisions of the Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

c.	Disclose any of a Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

d.	Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

Response:

a.	The Fund confirms that it will comply with the provisions of Section 8 of the 1940 Act governing investment policies and Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with any Subsidiary entity. The Fund has added the following disclosure to the sub-section:

“The Fund will comply with provisions of Section 8 and Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with any Subsidiary. The Fund and any Subsidiary will comply with provisions of Section 17 of the 1940 Act related to affiliated transactions and custody.”

b.	The Fund acknowledges the Staff’s comment and notes that it does not expect that any Subsidiary entity will be party to an investment advisory contract. Furthermore, the Fund’s Subsidiary entities will not be registered investment companies under the 1940 Act and therefore will not be subject to the requirements of Section 15 thereof. The Fund does not currently intend to create or acquire primary control of any Subsidiary other than Subsidiaries that are wholly-owned by the Fund. The Fund confirms that the Fund’s Investment Management Agreement will govern all wholly-owned Subsidiary entities and their assets. In the event that the Fund primarily controls a Subsidiary that is not covered by the Fund’s Investment Management Agreement, the Fund undertakes to file any investment advisory agreement to which such Subsidiary is a party. The Fund respectfully submits that no disclosure revisions are necessary in response to this comment.

c.	The principal investment strategies and principal risks already disclosed in the Registration Statement appropriately reflect the aggregate operations of the Fund and any Subsidiary entity. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

d.	The Fund respectfully submits that any Subsidiary entity will not be a registered investment company under the 1940 Act and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 17. However, the Fund will apply the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and/or the rules thereunder to each of its Subsidiary entities. At this time, no Subsidiary entities have been formed, and there are no related custodians to disclose. The Fund has revised its disclosure as stated in Response 9.a.

10.	Comment: With respect to the Fund’s use of subsidiaries, please also supplementally confirm that:

a.	Any Subsidiary’s management fee (including performance fee, if any), will be included in “Management Fees,” and any Subsidiary’s expenses will be included in “Other Expenses” in the fee table;

b.	The financial statements of each Subsidiary will be consolidated with those of the Fund, and if not, please explain why not;

c.	A Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder;

d.	Each Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and

e.	Each Subsidiary’s board of directors will sign the Registration Statement.

Response:         The Fund so confirms with respect to items (a) through (d). With respect to item (e), the Fund respectfully disagrees that a Subsidiary should sign the Registration Statement as a Subsidiary is not conducting a public offering of its securities. We are aware of no pronouncement by the SEC or its Staff that an investment in a subsidiary causes the Subsidiary to be deemed to be engaged in a public offering of its securities under Rule 140.

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Should you have any questions or comments, please contact the undersigned at 202.261.3402.

Sincerely,

/s/ Alexander Karampatsos
Alexander Karampatsos